Exhibit (b)(1)

US1 Industries, Inc. and subsidiaries
TERM SHEET
September 10, 2010

BORROWERS:	US1 Industries, Inc. and subsidiaries (“the Borrowers”). It is anticipated that the borrowers and legal structure will be consistent with the current US Bank Credit Facility.

LENDER:	US Bank Asset Based Finance, (the “Lender”).

FACILITY:	Up to a three-year $25,000,000 revolving credit facility with all extension of credit subject to availability as described below.

SECURITY:	All loans shall be secured by a first lien on all cash, accounts receivable, and proceeds thereof of Borrowers.

LIMITED GUARANTEES:	Limited personal guarantees from Mr. Michael Kibler and Mr. Harold Antonson in the amount of $3,000,000 each will be required.

AVAILABILITY:
Up to eighty-five percent (85%) of eligible billed accounts receivable not more than seventy-five (75) days from invoice date and up to 75% of eligible unbilled accounts receivable aged not more than seven (7) days from the date of service.

INTEREST RATE:	Thirty (30) day Libor + 3.75%.

UNUSED FEE:	An unused line fee equal to one-half of one percent (.50%) per annum of the unused portion of the revolving credit facility, will be due and payable monthly in arrears.

CLOSING FEE:	One-quarter of one percent (0.25%) payable to Lender at closing.

COLLATERAL
MANAGEMENT FEE:	One hundred dollars per month per borrowing base. It is anticipated with the current loan structure that the collateral management fee will be $100 x 22 co-borrowers, or $2,200 per month.

FIELD EXAMINATION:
As a part of this proposed financing package, the Lender has conducted a collateral and financial field examination.  Subsequent to loan approval and funding, the Lender will conduct semi-annual field examinations.  The per diem costs of a field examiner is $850 (based on an 8-hour day), plus any "out-of-pocket" expenses, including but not limited, to travel, lodging, meals, etc.

COLLATERAL
PROCEEDS:
All collateral proceeds are to be collected in a post office box(es) set up for that purpose (lockbox) and deposited into a U.S. Bank "blocked" account.  Said proceeds will be credited to Borrower’s loan account in the blocked account (conditional upon final collection).

REPORTING:	Monthly internally prepared financial statements, and annual fiscal year-end financial statements audited by an independent certified public accounting firm.

Monthly aging of Borrower's open accounts receivable and open accounts payable reconciled to the general ledger, financial statements and Borrowing Base Certificate.

At least weekly reporting of sales, collections and non-cash charges via a Borrowing Base Certificate.

Financial projections thirty (30) days prior to the fiscal year-end for the following fiscal year.

All other information as the Bank may reasonably request.

OPENING AVAILABILITY:
A minimum opening availability of $3,000,000 will be required at close. This is after payment of transaction fees and other costs associated with this credit facility (including A/P greater than 60 days past due unless approved in advance by Lender).

DISTRIBUTIONS:	Shareholder distributions will be limited to allow for payment of shareholder tax liabilities.

FINANCIAL COVENANTS:
Lender will require financial covenants that will include, but not necessarily be limited to, a Fixed Charge Coverage test to be measured quarterly on a trailing twelve month basis of not less than 1.15x, and a limit on annual capital expenditures not to exceed $600,000 per annum.

EXPENSES:
Borrower shall reimburse Lender for all costs and expenses (“Due Diligence Expenses”) incurred by the Bank in connection with its due diligence and examinations associated with this requested financing, including, but not limited to, any legal, field examination, and background check costs, and all out-of-pocket expenses for the Bank’s personnel associated therewith, including, but not limited to, travel, lodging, meals, etc.

This Term Sheet is provided for discussion purposes only and does not constitute an offer, agreement, or commitment to lend.  It is intended only as an indication of the Lenders interest in pursuing those steps which may lead to such a commitment.  A final commitment is subject to a number of steps, including completion of due diligence procedures, appropriate credit approvals, the satisfactory review and execution of mutually-acceptable loan documentation, and such other terms and conditions as determined by the Lender.